

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Christian Gormsen
President and Chief Executive Officer
Eargo, Inc.
2665 North First Street, Suite 300
San Jose, California 95134

> **Re: Eargo, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2022**
> **File No. 333-268859**

Dear Christian Gormsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, Filed December 19, 2022

Cover Page

1. Please revise the cover page to disclose that you have a majority shareholder and are a "controlled company" under the marketplace rules of the Nasdaq Stock Market. Identify the Selling Stockholder as the majority shareholder and state its ownership percentage.

Risk Factors, page 3

2. Please revise to include risk factor disclosure concerning the impact of sales by your Selling Stockholder in connection with this offering. For example, disclose the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares and a potential change in control.

General

3.   Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Industrial Applications and
                                            Services

cc: Kathleen M. Wells